Via Facsimile and U.S. Mail
Mail Stop 6010

December 7, 2007

Mr. Richard P. Lindsay
VP, CFO, Secretary & Treasurer
Bentley Pharmaceuticals, Inc.
Bentley Park
2 Holland Way
Exeter, New Hampshire 03833

Re: Bentley Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 1-10581

Dear Mr. Lindsay:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 1. Business
Our Proprietary Drug Technologies, page 7
Nanocaplet Technology, page 9

1. We note your disclosure on page 9 where you disclose your relationship with the University of New Hampshire Nanostructured Polymers Research Center with whom you have sponsored a four year research program to advance your nanocaplet technology. Please provide us with an analysis supporting your determination that you are not substantially dependent on any agreements you have with the University of New Hampshire and that they are not required to be filed as exhibits.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 65
Foreign Currency, page 65

2. Please revise to include one of the three prescribed formats of the potential impact that foreign currency may have on your operations. Refer to Item 305(a)(1)(i)-(iii) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page F-9
Revenue recognition, page F-12

3. Please revise to disclose the terms of the agreements including your rights and obligations associated with each agreement. Include the revenue recognition provisions for each unit of account determined under EITF 00-21.

Note 14 – Business Segment Information, page F-32

4. Please revise to provide the disclosure required by paragraph 37 of FAS 131 similar to that provided in management's discussion and analysis "Consolidated Results of Operations" on page 46.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Song Brandon, Staff Attorney, at (202) 551-3621 or Suzanne Hayes, Legal Branch Chief, at 202-551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant